Mail Stop 3561

July 27, 2007

Henry Ender, President
Henya Food Corp.
26 Kendall St.
New Haven, Connecticut 06512

Re: Henya Food Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 29, 2007
File No. 333-142658

Dear Mr. Ender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your response to comment 1 in our letter of June 6, 2007. Please discuss in your document in reasonable detail your analysis as to why you are not a blank check company. Include, for example, your statement that you have a concise business plan, have already commenced your plan of operations and although you intend to undertake acquisitions, you intend to do to so to expand your business and not to undertake a reverse merger. State, as you have indicated, that you do not intend to pursue any acquisition which involves a change in control.

2. As previously requested, please delete the parenthetical definition ("the Company") on page 1.

3. We note your response in your cover letter, but it does not appear you have eliminated all plural references to "officers and directors" and your "management team." See, for example, pages 8, 11 and 18.

Summary Information, page 1

4. We note your response to comment 6 in our letter of June 6, 2007. Because you indicate in paragraph 4 on page 1 that to date your revenue has been from

commissions, it appears you should clarify the statement that you have not received revenues "of any kind" to state you have not received revenues "from operations."

Plan of Distribution, page 7

5. In connection with comment 16 in our letter of June 6, 2007, clarify: "In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in shares in the course of hedging the positions they assume with the selling stockholders." Please explain what you mean in plain English. It appears you have omitted some language.

Directors, Executive Officers, Promoters and Control Persons, page 8

6. Please clarify the statement that Foodfest has "established working relationships" with the Canadian supermarkets listed to state, if true, that Foodfest "sells to" the Canadian supermarkets listed.

7. Please explain the differences, if any, between the activities of Foodfest and those of Henya. Specifically, please explain how Foodfest serves as a collaborator to you. Clarify the extent to which each of these companies engages in direct sales to markets as contrasted with acting as a food broker and specify which markets the two companies operate in, if different. Also clarify the differences, if any, between Mr. Ender's role in these two companies.

Description of Business, page 11

8. You continue to make statements in this section that we objected to in prior comment 6 of our letter dated June 6, 2007. These statements do not provide a meaningful description of what you do, particularly given your limited operations. Please revise to remove them and to provide additional detail regarding your business. Be specific about what geographic area your business is focused upon now, presumably Canada, as compared to where you expect to expand your business in the future. And explain with whom you have entered into brokerage contracts, presumably Foodfest, as compared to with whom you plan to enter into contracts in the future.

9. In several areas of this discussion, you make statements that appear to be based upon your belief, as no other source is mentioned. Please revise to state that these statements constitute your belief. See, for example, your statement that "[a]s the industry matured, companies who wished to remain competitive were forced to address many facets of their organizations including the development [of] new products...."

10. We note your response in your cover letter, but it does not appear you have responded to comment 19 in our letter of June 6, 2007. Please address with specificity each and every element of our comment. For example, you have not explained what you mean when you refer to principals.

11. As previously requested in comment 20, state whether you have regular appointments with exporters, such as in Israel, and with distributors and supermarkets in Canada and the United States. Specifically illustrate your close working relationships and explain how you have established such relationships given your limited length of business operations. If the relationships you have established include only those you already have with Foodfest, please state this.

12. Clarify why a supermarket would not want to warehouse a particular product and would request that a DSD distributor be available to distribute the product.

Management Discussion and Analysis or Plan of Operations, page 15

Caution Regarding Forward-Looking Information

13. The reference to "these quarterly filings" is incorrect. Please delete or revise to refer to 'Registration Statement' instead of 'quarterly filing.'"

Plan of Operations

Second Quarter 2007, page 15

14. Please identify your "investment partners" if known.

15. We note your response to comment 25 of our letter dated June 6, 2007. Please explain to us the nature and type of the brokerage arrangements and revise your disclosure here to specifically clarify the service that you render to earn commissions under the arrangements. Please delete all references to revenues since you apparently broker sales arrangements with other companies and do not actually recognize any revenues from selling any food products under these arrangements.

Certain Relationships and Transactions, page 17

16. We note disclosure in the Notes to your financial statements that all of your revenues to date have been received from related parties. Please revise to disclose such information here or tell us why these relationships do not need to be disclosed.

Summary Compensation Table, page 18

17. Please revise to provide the total amount of compensation in the far right column, including the value of the Stock Awards issued.

Employment Agreements, page 19

18. Notwithstanding your response to comment 33 in our letter of June 6, 2007, it does not appear you have filed the internal memorandum concerning your current employees. Please advise or revise.

Unaudited Financial Statements – as of April 30, 2007

General

19. Where applicable, please revise your interim financial statement to comply with comments issued on your audited financial statements.

Audited Financial Statements – as of October 31, 2006

Balance Sheet, page F-9

20. We note your response to comment 37 of our letter dated June 6, 2007. Based on your facts and circumstances, it is clear that the notes receivable of $40,000 from the founders relating to purchase of 50 million shares of your common stock should not be classified as assets. Please revise your financial statements to present separately the notes receivable as a deduction to stockholders' equity for all periods presented. Please also revise your disclosures in Note 5 accordingly to discuss classification of the notes. See SAB 4:E and EITF 85-1.

21. We note your response to comment 38 of our letter dated June 6, 2007. Your response and revised disclosure states that $150,000 was paid in advance for certain legal fees and registration expenses relating to future offerings, instead of offering costs incurred at the time you made the payment. Accordingly, if this is true, please revise your disclosure to separately identify on the balance sheet the portion of the $150,000 that actually relates to prepaid expenses, where no specific offering costs had been incurred as of October 31, 2006. You should classify the portion relating directly to specific offerings as deferred offering costs that had been incurred as of October 31, 2006. Please revise your note disclosure to identify the specific offerings that these costs relate to and how they meet the GAAP requirement for deferred costs. Please also disclose when you expect those costs deferred to be charged against the related offering proceeds. Please confirm to us that costs not directly related to a specific offering have been expensed as incurred and have been properly reflected in your financial

statements for all periods presented. Refer to SAB Topic 5:A.

22. We note your response to comment 40 of our letter dated June 6, 2007 regarding your accounts receivable for all periods presented. Please revise your presentation on the face of the balance sheets to indicate that the receivables are due from related parties. Please also delete the word "net,"or revise your note disclosure to include the amount of allowance for doubtful accounts for all periods presented.

23. We note your response to comment 41 of our letter dated June 6, 2007, but have been unable to locate your revised disclosure regarding the collection of commissions recorded to date. Accordingly, our original comment is being reissued. It does not appear that you have collected any of the commissions you have recorded since the inception of your business. Please discuss payment terms and when you expect to be paid in your discussion of liquidity in the management's discussion section of the filing.

24. Please revise to present accounts payable separately from accrued liabilities for all periods presented.

Notes to the Financial Statements

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

25. Please revise your disclosure to delete all references to revenues and instead refer to amounts earned from brokerage arrangements as commissions.

Note 10. Subsequent Events, page F-17

26. We note your response and revised disclosure in Note 10 to comment 48 of our letter dated June 6, 2007 regarding the receipt of $67,965 relating to shares of common stock sold but not yet issued as of October 31, 2006. Please revise your disclosure to present separately the liability on the balance sheet and indicate in your note disclosure the number of shares sold, the price per share and the date the shares were issued.

***

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Facsimile No.: (732) 577-1188